Table of Contents

Currency Risk—Changes in currency exchange rates will affect the value of non-U.S. dollar denominated securities, the value of dividends and interest earned from such securities, gains and losses realized on the sale of such securities, and derivative transactions tied to such securities. A strong U.S. dollar relative to these other currencies will adversely affect the value of the Fund's portfolio.

Cybersecurity Risk—Cybersecurity breaches may allow an unauthorized party to gain access to Fund assets, customer data, or proprietary information, or cause the Fund and/or its service providers to suffer data corruption or lose operational functionality.

Derivatives Risk—The use of derivatives involves additional risks and transaction costs which could leave the Fund in a worse position than if it had not used these instruments. Derivative instruments can be used to acquire or to transfer the risk and returns of a security or other asset without buying or selling the security or asset. These instruments may entail investment exposures that are greater than their cost would suggest. As a result, a small investment in derivatives can result in losses that greatly exceed the original investment. Derivatives can be highly volatile, illiquid and difficult to value. An over-the-counter derivative transaction between the Fund and a counterparty that is not cleared through a central counterparty also involves the risk that a loss may be sustained as a result of the failure of the counterparty to the contract to make required payments. The payment obligation for a cleared derivative transaction is guaranteed by a central counterparty, which exposes the Fund to the creditworthiness of the central counterparty.

Equity Security Risk—Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry, or sector of the market.

Growth Stock Risk—Growth stocks tend to be more volatile than certain other types of stocks and their prices usually fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market.

Non-U.S./Emerging Markets Risk—Non-U.S. issuers or U.S. issuers with significant non-U.S. operations may be subject to risks in addition to those of issuers located in or that principally operate in the United States as a result of, among other things, political, social and economic developments abroad and different legal, regulatory and tax environments. These additional risks may be heightened for securities of issuers located in, or with significant operations in, emerging market countries.

Small-Cap Stock Risk—Small-cap stocks involve substantial risk. Prices of small-cap stocks may be subject to more abrupt or erratic movements, and to wider fluctuations, than stock prices of larger, more established companies or the market averages in general. It may be difficult to sell small-cap stocks at the desired time and price.

Fund Performance

The following bar chart and table provide some indication of the potential risks of investing in the Fund. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at www.nuveen.com/performance or by calling (800) 257-8787.

The Fund is the successor to the International Fund, LLC (the *"Predecessor Fund"*), which transferred its assets to the Class I shares of the Fund in connection with the Fund's commencement of operations in [May 2017]. The Predecessor Fund was managed by the Fund's sub-adviser and the same individuals who currently serve as the Fund's portfolio managers, and the Predecessor Fund's investment objective, policies, guidelines and restrictions were, in all material respects, equivalent to those of the Fund.

Because the Fund had not commenced operations prior to the date of this prospectus, the following bar chart and the table represent the performance of the Predecessor Fund. For all periods prior to the third quarter of 2016, such performance has been adjusted to reflect the 1% management fee paid by the Predecessor Fund's members. Beginning with the third quarter of 2016, such management fee was paid directly by the Predecessor Fund, rather than by the Predecessor Fund's members. The managing member of the Predecessor Fund bore all other expenses of the Predecessor Fund. If the Predecessor Fund had borne such expenses, returns would be reduced. The Predecessor Fund was not registered as an open-end investment company under the Investment Company Act of 1940, as amended (the *"1940 Act"*), and therefore was not subject to certain investment restrictions, limitations and diversification requirements imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended. If the Predecessor Fund had been registered under the 1940 Act, its performance might have been different. Please refer to the financial statements of the Predecessor Fund in the Fund's Statement of Additional Information for additional Information on the Predecessor Fund.

The bar chart below shows the variability of the Predecessor Fund's performance from year to year. Sales of interests in the Predecessor Fund were not subject to any sales charges. Therefore, the bar chart and highest/lowest quarterly returns that follow do not reflect sales charges applicable to certain classes of Fund shares. If these charges were reflected, the returns would be less than those shown.



Annual Total Return*

* The Predecessor Fund's year-to-date total return as of March 31, 2017 was 7.78%. The performance of the other share classes will differ due to their different expense structures.

During the five-year period ended December 31, 2016, the Predecessor Fund's highest and lowest quarterly returns were 15.18% and -6.00%, respectively, for the quarters ended March 31, 2012 and December 31, 2016.

The table below shows the variability of the Predecessor Fund's average annual returns and how they compare over the time periods indicated with those of a broad measure of market performance and an index of funds with similar investment objectives. All after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your own actual after-tax returns will depend on your specific tax situation and may differ from what is shown here. After-tax returns are not relevant to investors who hold Fund shares in tax-deferred accounts such as IRAs or employer-sponsored retirement plans.

| | Inception Date | Average Annual Total Returns for the Periods Ended December 31, 2016[1] | |
		1 Year	5 Years
Predecessor Fund (return before taxes)	1/1/12	(1.64)%	13.60%
Predecessor Fund (return after taxes on distributions)		(1.64)%	13.60%
Predecessor Fund (return after taxes on distributions and sale of Fund shares)		(0.93)%	10.92%
MSCI World Ex USA Small Cap Index[2] (reflects no deduction for fees, expenses or taxes)		4.32%	8.96%
Lipper International Small/Mid-Cap Growth Funds Category Average[3] (reflects no deduction for taxes or sales loads)		(1.41)%	8.84%

1 This performance information reflects the performance of the Predecessor Fund, net of management fees. Returns after taxes on distributions do not differ from returns before taxes because the Predecessor Fund, unlike a regulated investment company, was not required to make annual distributions to its investors. The Fund expects to make sufficient distributions to qualify and be eligible for treatment as a regulated investment company for tax purposes.
2 Captures small cap representation across 22 of 23 developed market countries (excluding the U.S.), covering approximately 14% of the free float-adjusted market capitalization in each country.
3 Represents the average annualized returns for all reporting funds in the Lipper International Small/Mid-Cap Growth Funds Category.

Management

Investment Adviser
Nuveen Fund Advisors, LLC

Sub-Adviser
Winslow Capital Management, LLC

Additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Fund is provided in the statement of additional information.

Management Fees

The management fee schedule for the Fund consists of two components: a Fund-level fee, based only on the amount of assets within the Fund, and a complex-level fee, based on the aggregate amount of all eligible fund assets managed by Nuveen Fund Advisors.

The annual Fund-level fee, payable monthly, is based upon the average daily net assets of the Fund as follows:

Average Daily Net Assets	Fund-Level Fee
For the first $125 million	0.7000%
For the next $125 million	0.6875%
For the next $250 million	0.6720%
For the next $500 million	0.6625%
For the next $1 billion	0.6500%
For net assets over $2 billion	0.6250%

The complex-level fee begins at a maximum rate of 0.2000% of the Fund's average daily net assets, based upon complex-level assets of $55 billion, with breakpoints for eligible assets above that level. Therefore, the maximum management fee rate for the Fund is the Fund-level fee plus 0.2000%. As of December 31, 2016, the effective complex-level fee would have been 0.1625% of the Fund's average daily net assets.

Nuveen Fund Advisors has agreed to waive fees and/or reimburse expenses through November 30, 2018 so that total annual fund operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) for the Fund do not exceed 0.99% of the average daily net assets of any class of Fund shares. However, because Class R6 shares are not subject to sub-transfer agent and similar fees, the total annual fund operating expenses for the Class R6 shares will be less than the expense limitation. This expense limitation may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund.

Information regarding the Board of Trustees' approval of the investment management agreements will be available in the Fund's annual report for the fiscal period ending July 31, 2017.

More About Our Investment Strategies

The Fund's investment objective, which is described in the "Fund Summary" section, may be changed without shareholder approval. If the Fund's investment objective changes, you will be notified at least 60 days in advance.

The Fund has adopted a non-fundamental investment policy (the *"Name Policy"*) whereby the Fund, under normal circumstances, will invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in equity securities of small-capitalization companies. The Fund will consider both direct investments and indirect investments

Section 5   Financial Highlights

Because the Fund has only recently commenced investment operations, no financial highlights are available for the Fund at this time. In the future, financial highlights will be presented in this section of the prospectus.

be considered to be members of any industry: securities of the U.S. government and its agencies or instrumentalities; except as set forth in the following sentence, tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. To the extent that the income from a municipal bond is derived principally from the assets and revenues of non-governmental users, the securities will be deemed to be from the industry of that non-governmental user. To the extent the Fund invests in other investment companies, it will consider, to the extent practicable, the industry concentration of the underlying investment companies when determining compliance with the limitation set forth in number (1) above. For purposes of this limitation, all sovereign debt of a single country will be considered investments in a single industry.

Where a security is guaranteed by a governmental entity or some other facility, such as a bank guarantee or letter of credit, such a guarantee or letter of credit would be considered a separate security and would be treated as an issue of such government, other entity or bank.

For purposes of applying the limitations set forth in numbers (2) and (3) above, under the 1940 Act as currently in effect, the Fund is not permitted to issue senior securities, except that the Fund may borrow from any bank if immediately after such borrowing the value of the Fund's total assets is at least 300% of the principal amount of all of the Fund's borrowings (i.e., the principal amount of the borrowings may not exceed 33⅓% of the Fund's total assets). In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three calendar days thereafter (not including Sundays and holidays), reduce the amount of its borrowings to an extent that the asset coverage of such borrowing shall be at least 300%.

For purposes of applying the limitation set forth in number (5) above, there are no limitations with respect to unsecured loans made by the Fund to an unaffiliated party. However, if the Fund loans its portfolio securities, the obligation on the part of the Fund to return collateral upon termination of the loan could be deemed to involve the issuance of a senior security within the meaning of Section 18(f) of the 1940 Act. In order to avoid violation of Section 18(f), the Fund may not make a loan of portfolio securities if, as a result, more than one-third of its total asset value (at market value computed at the time of making a loan) would be on loan.

With respect to the limitation in number (8) above, the Fund is currently classified as a diversified fund under the 1940 Act. This means that the Fund may not purchase securities of an issuer (other than (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, (ii) repurchase agreements fully collateralized by U.S. government securities, or (iii) securities issued by other investment companies) if, with respect to 75% of its total assets, (i) more than 5% of the Fund's total assets would be invested in securities of that issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer. With respect to the remaining 25% of total assets, the Fund can invest more than 5% of its assets in one issuer.

The foregoing fundamental investment policies cannot be changed without approval by holders of a "majority of the Fund's outstanding voting shares." As defined in the 1940 Act, this means the vote of (i) 67% or more of the Fund's shares present at a meeting, if the holders of more than 50% of the Fund's shares are present or represented by proxy, or (ii) more than 50% of the Fund's shares, whichever is less.

In addition to the foregoing fundamental investment policies, the Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board of Trustees. The Fund may not:

(1) Invest more than 15% of its net assets in all forms of illiquid investments.

(2) Acquire any securities of registered open-end investment companies or registered unit investment trusts in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.

(3) Invest directly in futures, options on futures and swaps to the extent that the Adviser would be required to register with the Commodity Futures Trading Commission ("*CFTC*") as a commodity pool operator. See "Investment Policies and Techniques—Derivatives—Limitations on the Use of CFTC-Regulated Futures, Options on Futures and Swaps."

For purposes of number (1) above, the Fund will monitor portfolio liquidity on an ongoing basis and, in the event more than 15% of the Fund's net assets are invested in illiquid investments, the Fund will reduce its holdings of illiquid investments in an orderly fashion in order to maintain adequate liquidity. The term "illiquid investments" will have the same meaning as given in guidance provided by the staff of the SEC.

The Fund has adopted a non-fundamental investment policy pursuant to Rule 35d-1 under the 1940 Act (the "*Name Policy*") whereby the Fund, under normal circumstances, will invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in equity securities of small-capitalization companies. As a result, the Fund must provide shareholders with a notice meeting the requirements of Rule 35d-1(c) at least 60 days prior to any change of its Name Policy. The Fund will consider both direct investments and indirect investments (e.g., investments in other investment companies, derivatives and synthetic instruments with economic characteristics similar to the direct investments that meet the Name Policy) when determining compliance with the Name Policy. For purposes of the Name Policy, the Fund will value eligible derivatives at fair value or market value instead of notional value.

INVESTMENT POLICIES AND TECHNIQUES

The following information supplements the discussion of the Fund's investment objective, principal investment strategies, policies and techniques that appears in the Prospectus for the Fund. Additional information concerning principal investment strategies of the Fund, and other investment strategies that may be used by the Fund, is set forth below in alphabetical order. Additional information concerning the Fund's investment restrictions is set forth above under "Investment Restrictions."

If a percentage limitation on investments by the Fund stated in this SAI or its Prospectus is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset value will not be deemed to violate the limitation except in the case of the limitations on borrowing.

References in this section to the Adviser also apply, to the extent applicable, to the Sub-Adviser of the Fund.

Asset Coverage Requirements

To the extent required by SEC guidelines, the Fund will only engage in transactions that expose it to an obligation to another party if it owns either (a) an offsetting position for the same type of financial asset or (b) cash or liquid securities, designated on the Fund's books or held in a segregated account, with a value sufficient at all times to cover its potential obligations not covered as provided in (a). Examples of transactions governed by these asset coverage requirements include, for example, options written by the Fund, futures contracts and options on futures contracts, forward currency contracts, and when-issued and delayed delivery transactions. Assets used as offsetting positions, designated on the Fund's books, or held in a segregated account cannot be sold while the positions requiring cover are open unless replaced with other appropriate assets. As a result, the commitment of a large portion of assets to be used as offsetting positions or to be designated or segregated in such a manner could impede portfolio management or the ability to meet redemption requests or other current obligations.

In the case of futures contracts or forward contracts that are not contractually required to cash settle and to the extent the Fund writes a credit default swap, the Fund must set aside liquid assets equal to such contracts' full notional value (generally, the total numerical value of the asset underlying a future, forward contract or credit default swap at the time of valuation) while the positions are open. With respect to futures contracts or forward contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily mark-to-market net obligation (i.e., the Fund's daily net liability) under the contracts, if any, rather than such contracts' full notional value. By setting aside assets equal to only its net obligations under cash-settled futures and forward contracts, the Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.